FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: November 2005

                         Commission File Number: 1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F   |X|                        Form 40-F   |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes   |_|                              No   |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

On November 15, 2005 Zarlink Semiconductor Inc. and its UK subsidiary, Zarlink Semiconductor Limited announced the completion of the sale of their RF Front-End Consumer Business to Intel Corporation through its wholly-owned subsidiary Intel Corporation (UK) Limited. A copy of the press release is being furnished as
Exhibit 99.1 to this report and incorporated herein by reference.

On November 16, 2005, Zarlink Semiconductor Inc. filed with the Canadian securities regulatory authorities a Material Change Report on Form 51-102F3 reporting the completion of the above transaction. A copy of the material change report is being furnished as Exhibit 99.2 to this report and incorporated herein by reference.

    Exhibit No.           Description
    -----------           -----------

        99.1              Press release dated November 15, 2005
        99.2              Material change report dated November 16, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Zarlink Semiconductor Inc.

Dated: November 16, 2005               By:  /s/ Scott Milligan
                                            ------------------------------------
                                            Scott Milligan
                                            Senior Vice President of Finance and
                                            Chief Financial Officer